Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

The following are excerpts from the transcript of a press conference by AT&T Inc. at the JP Morgan Global Technology, Media and Communications Conference (Virtual) on May 24, 2021:

Philip A. Cusick - JPMorgan Chase & Co, Research Division—MD and Senior Analyst

So you had a pretty big announcement last week. Help us think about what changed that media went from being such an important part of AT&T when you’ve spoken recently to it being a better decision to partner going forward.

John T. Stankey - AT&T Inc.—CEO, President & Director

Well, obviously, it was a busy week last week and a noisy week. I’m hoping for a little quieter week this week, if we can figure it out. I think the most fundamental thing, as I shared last week is, when you think about when we started down this journey, probably in ‘16/‘15 time frame, as we were thinking about whether or not we should actually vertically integrate into content, we had a strong belief that we can help our domestic connectivity business significantly. And that started us down the path of the direct-to-consumer evolution. And I think, frankly, we got a long way down that path and made a lot of good progress. And we’re, in fact, seeing the benefits of what happens with lower churn. Our distribution muscle, that distribution muscle helps the media assets that we have, and we ultimately get the economic benefit of owning and operating that as we push it through.

I think realistically, HBO Max would not be where it is today if not for the strength of the 2 combined companies, what AT&T was able to bring both in distribution as well as some of the economic clout and market clout to be able to normalize agreements and get the product and service off the mark, and of course, what WarnerMedia brought in, in terms of a great library and wonderful skills in media and content development, storytelling.

But having said that, what’s become clear is that the opportunity for our direct relationships with customers and media is truly going to be a global opportunity. And our connectivity business, as you know, has kind of capped into the United States for the most part. And as a result of that, when you start looking at the opportunity to grow a fantastic subscriber base, we kind of looked at this and say that it’s time to unleash the media assets to go and seize multi-hundred billion-dollar opportunity to become one of the premier assets for distributing content.

And in order to do that, it’s a little bit of a different shareholder base and investor base than what we might typically have within the communications company. And as a result of that, structuring this asset in a way that: number one, aligns the shareholder base; and of course, number two, it gets us in a position where that asset is even better positioned to be successful moving forward on a global basis with the combination with Discovery. It’s really attractive in that there’s some synergies that can be brought back from the 2 businesses that can help fund this growth in the new business. It’s a deeper content library that can carry forward. And it brings exactly, as I said, some of that heft in the international side of things that’s going to be necessary to scale up.

And at the same time, the media company, ultimately, as you know, we did some changes in the capital structure there. I not only expect a little bit of value unlock to occur in the media asset. But I think in the communications asset, we should expect the same type of thing to occur.

There’s been concerns about the balance sheet. When $43 billion comes back on to the balance sheet to pay down debt, I think a little bit of that overhang starts to ease. And I would expect our multiples to start to improve relative to the peer group. Maybe as we demonstrate operationally that we can be consistent, ultimately match the peer group over time. And I think that’s going to be good for shareholders.

And as you know, we made a decision that we were going to size the dividend to the reality that the company was going to be a little over 35%, about 35% smaller after the WarnerMedia spin out and the DIRECTV spinout. And we won’t do that until we close the WarnerMedia transaction. But when we do that, that’s going to allow us to take some of that cash and reinvest it back in the business at really attractive returns, both in our wireless business and pushing further in our broadband business, but still paying of what I believe is a very, very attractive dividend. I think it’s really important to understand that we’ll probably be in the $8 billion to $9 billion of cash a year put out to the dividend. We expect that’s going to put us in the upper 95 percentile of — the 95 percentile of yield for dividend yield investors. We think that’s a really comfortable place for us to be, in the 40% to 43% payout ratio over the long haul. We think that’s sustainable and secure and allows us to invest in the business.

And I think net debt, it’s a good thing for the investor all the way around. If they want to stay in media, they can take the appreciation. If they want to rotate out of it and go back into a higher-yield offering, they can ultimately sell it and choose to do that, but they will prepay several years of dividend on the value we unlock. So I think this is probably a good thing.

Philip A. Cusick - JPMorgan Chase & Co, Research Division - MD and Senior Analyst

Okay. Yes. You said a couple of things in there I want to follow up on. First, you talked about the global opportunity. Can you give us your view on the dynamic between programmers and distributors over time, given the sort of regional or hemispheric coverage of distributors versus what needs to be global in content, it sounds like? Is it inevitable that content continues to scale over time? And do you think distribution needs to as well?

John T. Stankey - AT&T Inc. - CEO, President & Director

I think what’s going to happen is, effectively, you’re going to have platforms that ultimately have enough scale to distribute. This is — this was kind of the long haul and the long play that we viewed, ultimately investing in a large scalable platform could be beneficial. I think there’s going to be a select number of them, whether it be a Netflix or a Disney+ or an HBO Max over time that ultimately gain that global scale.

And if you have one of those platforms, why wouldn’t you be stepping back and asking what else you could use to aggregate and distribute on it? I think it’s entirely possible that those platforms that have very attractive customer bases and a large number of hours of engagement a day can ultimately aggregate other types of content and distribute them.

Now do they ultimately move into access downscale on a global basis? The bet we’re making right now is probably not. It’s — access continues to be a pretty capital-intensive game, and it’s a little bit harder to aggregate global assets on an access basis.

Do access platforms themselves ultimately become an aggregation point of multiple entertainment-based services: music, video, high-caliber video entertainment, possibly gaming? I could see that occurring. It is yet one other form of distribution. I don’t think it will be the only form of access to them, but I think it will be a natural point if you have a wireless subscription to possibly get some things aggregated at a discount in the new form of bundling moving forward.

But I think we should also understand that these platforms that have direct relationships with customers and are able to aggregate content will become far more diverse over time and far more attractive subscriber bases. And that’s why WarnerMedia spun out with Discovery is an attractive thing to look at, because I do believe they will get over the hump, they will build one of those scalable bases, and they will have opportunities to think about how they distribute other things on that platform.

…….

John T. Stankey - AT&T Inc. - CEO, President & Director

Yes. It’s not all that complicated when you kind of get down to it. I’d say, here are the elements.

One is, obviously, we have to be cognizant of the fact that there’s a debate around tax policy and does it change? And if that changes, then that’s going to have an impact on cash flows for all businesses and we’ll be no different than that. We’re expecting a relatively stable tax environment. We’ll see where that plays out.

Two, I mentioned it earlier, we’re enjoying good market momentum. We’re enjoying market momentum in broadband. We’re enjoying market momentum in wireless. We have to sustain that. We have to continue to grow this business in the way I described it. If we’re investing at a heavier clip after we complete this transaction, we should be able to sustain it. I don’t think it’s fair for shareholders to see us make a decision like reallocate capital into investing in the company and not actually deliver returns and growth on it. So we’re expecting that we’re going to sustain this market momentum.

Part of the equation of the transaction we announced is getting the cash back on the balance sheet, taking $43 billion of debt down and continuing to use some of our free cash flow to improve the balance sheet, getting down below 2.5x, around 2.5x at the end of 2023. That lowers interest costs. So we have a profile change that occurs because of our interest cost reducing.

And then finally, as I mentioned earlier, we’re doing a lot of work in reengineering the cost structure of this business. We’re pulling out probably somewhere in the range of $1.75 billion to $2 billion a year right now. Some of that we’re reinvesting back in the business. Most of what we’ve been able to glean in ‘20 and ‘21, we’ve been putting back into our market performance. And you’re seeing that occur with our momentum in the market, while we’re keeping cash flow — EBITDA growth starting to come in and starting to see the margins stay in check. But we’re going to get to a point in that journey where we’re able to take some of that to the bottom line as well. And that will contribute ultimately to where we think we’ll come out on the cash flow side as we get out past the close of the transaction and a full operating year after the transaction closes. And that’s really the fundamental assumptions of what goes on in our cash flow projections.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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